EntrepreneurShares Series Trust

470 Atlantic Avenue, Suite #400

.Boston, MA 02210

October 31, 2014

EDGAR FILING

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 2.0549

Re:    Request for Acceleration - EntrepreneurShares Series Trust Post Effective Amendment No. 12 and Amendment No. 14 to Registration Statement on Form N-1A (File Nos. 333-168040 and 811-22436) submitted by EDGAR on October 31, 2014 for Entrepreneur US All Cap Fund

Dear Sir or Madam:

As discussed with Ms. Karen Rossotto of the Securities and Exchange Commission with the Division of Investment Management, pursuant to Rule 461of Regulation C under the Securities Act of 1933, as amended (the "1933 Act"), the undersigned hereby requests the effectiveness under the 1933 Act of Post Effective Amendment No. 12 to its registration statement on Form N-1A to be accelerated to October 31, 2014, or as soon as practicable thereafter. Post Effective Amendment No. 12 is filed herewith pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

EntrepreneurShares Series Trust

/s/ Joel M. Shulman

By: Joel M. Shulman

Title: CIO

October 31, 2014

EDGAR FILING

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Request for Acceleration - EntrepreneurShares Series Trust Post Effective Amendment No. 12 and Amendment No. 14 to Registration Statement on Form N-1A (File Nos. 333-168040 and 811-22436) submitted by EDGAR on October 31, 2014 for Entrepreneur US All Cap Fund

Dear Sir or Madam:

As principal underwriter for EntrepreneurShares Series Trust (the “Trust”), the undersigned hereby requests the effectiveness under the Securities Act of 1933, as amended (the “1933 Act”), of Post Effective Amendment No. 12 to the Trust’s registration statement on Form N-1A to be accelerated to October 31, 2014, or as soon as practicable thereafter. Post Effective Amendment No. 12 is filed herewith pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

Tom Mulrooney

President

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